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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 10


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
    PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                Struthers, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

         Nevada                                           57-1075246
-------------------------------                       --------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation  or organization)                        Identification No.)

1 Carriage Lane, Bldg. D, Suite G-E, Charleston, SC           29407
--------------------------------------------------------------------------------
(Address of principal executive offices)                    (Zip Code)

Registrant's telephone number, including area code   843-763-1755
                                                  ------------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                  Name of each exchange on which
          to be so registered                  each class is to be registered

-----------------------------------          -----------------------------------

-----------------------------------          -----------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)

                                ITEM 1. BUSINESS

Description of Business

           Latitude Network Inc., a public company, was incorporated in the State of Nevada on October 10, 1995. On June 8, 1998, it changed its name to Orbis Development, Inc. ("Orbis"). On June 18, 1998, the then principal shareholder of Struthers, Inc. acquired a controlling stock position in Orbis, which on June 18, 1998, amended its Certificate of Incorporation to change its name to Struthers, Inc. (the "Registrant") and to increase the number of shares it is authorized to issue from 50 million shares of Common Stock, par value $.001 to 100 million shares of Common Stock par value $.001. Effective August 25, 1998, the Registrant reverse split its outstanding shares 1,000 for 1 and effective September 1, 1998 forward split its shares on a 10 for 1 basis. On September 22, 1998 its Certificate of Incorporation was further amended to authorize it to issue 900,000,000 shares of Common Stock par value $.001. In February 2000 the Registrant amended its Certificate of Incorporation to increase the number of shares it is authorized to issue to 906,520,000 shares of which 900 million shares are Common Stock and 6,520,000 shares are Preferred Stock. Neither Latitude nor Orbis did any business.

           Commencing in September, 1998 the Registrant worked on developing a non-surgical porcine embryo transfer and semen implantation technology (artificial insemination) which is now commercially viable. Embryo transfer is the ability to remove an embryo from a genetically superior animal and introduce it into a surrogate host. This has been done in other large animals commercially but has never been successful in swine due to their intricate physiological makeup. The Embryo Transfer System is projected to generate gross revenues of $3,635,000 within the first two years.

           The advantages of embryo transfer are: (i) bloodlines are changed after only one generation; (ii) no quarantine requirements compared with live animals; (iii) no pathogen transfer, virtually eliminating disease; (iv) reduced transportation costs; (v) high fertilization rate; and (vi) uses existing livestock.

           Swine industry demands for accelerated genetic advancement will be met by the safe and cost effective Struthers embryo transfer process and the use of superior genetics (semen). Embryo transfer and genetic implantation will become the principal commercial vehicle or genetic sales and exchange in the swine industry. These technologies will additionally lead the way to new and innovative breeding strategies for the direct selection of lean high quality pork. By utilizing the combined benefits of Struthers superior semen genetics and embryo transfer technology, profitability is increased while the risk of disease transmission is reduced, ensuring a more profitable bottom line.

           On November 2, 1999 the Registrant entered into an agreement with Legred Genetics, Inc., Legred Genetics and Brent Legred ("Legred") pursuant to which the Registrant purchased physical assets, including livestock, heavy equipment and Legred's rights under agreements with third parties (including one with Norsvin International AS ("Norsvin"), an international developer and distributor of porcine genetic materials and technology) ("Legred Assets"). Pursuant to the agreement the Registrant paid Legred the sum of $1 million and shares of the Registrant's Common Stock, the final amount of which shares will be determined by the market value of the Registrant's shares from time to time. The Registrant was obligated to and did build a boar stud unit and operating laboratory, the cost of which was approximately $450,000. In anticipation of the execution of the said agreement, the Registrant formed a wholly owned subsidiary which was incorporated in the State of Nevada on October 21, 1999 and called Legred Struthers Genetics, Inc. All of the Legred Assets were transferred into the subsidiary.

           Through its wholly owned subsidiary, Legred Struthers Genetics Inc. ("LSG"), the Registrant's core business is the distribution of products and services relating to genetic selection and embryo transfers and sale of genetically superior semen which are designed to increase efficiency and profitability in the swine industry. The Registrant's focus is to commercialize the embryo transfer technology and sales of superior semen for the purpose of disseminating quality genetics into the national and international swine industry.

           The Registrant has entered into swineherd alliance agreements with 12 separate swineherd operators consisting of approximately 23,000 swine to provide breeding gilts and barrows which will be used to increase the sales of semen, embryos and gilts, as well as the sale of farm fresh pork products through swine containing superior genetics resulting in leaner and more tender pork products. None of these swine will be fed animal protein in their growth diet and great care is taken against the introduction of any harmful chemicals and unnecessary antibiotic products.

           LSG, under the agreement with Norsvin, will be able to supply seven superior lines of swine genetics developed over the previous 20 years by Norsvin. All genetic sales (semen, live animal sales, and embryos) will occur through LSG.

           LSG's stud boar unit located in Bricelyn, Minnesota, with 170 Great Great Parent boars that produces semen for sale, will be augmented by the addition of a new state-of-the-art stud boar facility also located in Bricelyn that will house 400 additional boars. Each boar produces 1,200 doses of semen per year with the average price per dose of $7.00 this equates to $8,400 in gross semen sales per boar per year. At full capacity, it is estimated that the facility will generate $4,788,000 in gross semen sales per year.

           Gilt sales (prepubescent breeding sows) will be supplied through our gilt multiplier system. LSG, through its Norsvin agreement, currently generates an average of 450 gilt sales per month with the average sale being $195 per gilt. Projected gross revenues per year in gilt sales is $1,053,000. The Registrant has plans to greatly expand its gilt multiplier capacity and finishing capacity to meet demand already being experienced.

           Boar and barrow (prepubescent boars) sales are made through the multiplier system or from the core genetic herd. The average price per boar is $5,400 with average sales of 3 per month generating gross revenues of $194,000 per year.

Competition


           At present, the Registrant must compete with both national and international companies that are vastly larger in scope and resources. However, to date, these companies can only provide genetics via live animals and semen. The Registrant believes that it is the only company in the world to have the technology to provide genetics through embryo transfer and semen on a commercial basis.

Trademarks

           Currently pending with the U.S. Patent and Trademark Office are special intent to use applications for the following three trademarks:

           TENDERPRIME and TENDURPRIME: These trademarks will be used in connection with genetically bred swine, namely pigs and hogs, and meat products derived therefrom; and

           PORCINE GENETICS: This trademark will be used in connection with genetically manipulated semen and embryos of swine.

           An "actual use" application has been filed with the U.S. Patent and Trademark Office for the company logo. The company logo comprises a shield with the name "Struthers Certified" across the top, a picture of a pig in the middle and a banner across bottom of the shield.

Employees

           Four full-time employees and one part-time employee are located in the Registrant's administrative offices in Charleston, South Carolina. There are three full-time employees in the Registrant's research facility in Spencer, Iowa. In the Registrant's boar stud operations in Wells and Bricelyn, Minnesota there are eight full-time employees and one part-time employee.

                          ITEM 2. FINANCIAL INFORMATION

Overview

           On November 2, 1999, the Registrant entered into an agreement with Legred Genetics, Inc., Legred Genetics, and Brent Legred ("Legred") pursuant to which the Registrant purchased all of the tangible and intangible assets, including livestock, machinery and equipment and Legred's rights under agreements with third parties (including one with Norsvin International AS ("Norsvin"), an international developer and distributor of porcine genetic materials and technology. All of the assets of this purchase were transferred into the Registrant's wholly owned subsidiary, Legred Struthers Genetics, Inc.

           The Registrant's subsidiary will be able to supply seven superior lines of swine genetics developed over the last twenty years in conjunction with the top swine genetics company of Norway - Norsvin. The Registrant generates revenues from genetics through the sale of semen, live animals and embryos.

           The Registrant's current stud boar unit, with 170 Great Great Parent boars that produces semen for sale, will be augmented by the addition of a new state-of-the art stud boar facility that will house 400 additional boars. The new facility is expected to be fully operational by April 30, 2000. Each boar produces 1,200 doses of semen per year, with an average sales price of $7 per dose. This equates to $8,400 in gross semen available for sale per boar per year. Once the new facility is at full capacity, the Registrant could generate approximately $4.8 million in gross semen sales per year. Semen sales for the two months since the date of acquisition of Legred were $31,074.

           Gilt sales (prepubescent breeding cows) will be supplied through the Registrant's gilt multiplier system. The Registrant currently generates an average of 450 gilt sales per month with an average sales price of $196 per gilt gross. Projected gross revenues in gilt sales for 2,000 is approximately $1.05 million. Gilt sales for the two months since the date of acquisition of Legred were $201,736. The Registrant currently has contracts with twelve gilt multiplier farms for the production of our superior genetic lines of gilts and barrows that will be available for sale through our subsidiary. The Registrant expects these contracts will generate approximately $1.25 million in gross revenues during 2000.

           Boar and barrow (prepubescent boars) sales are also made through the multiplier system or from the core genetic herd. The average sales price per boar is $5,400 with average sales of 3 boars per month generating approximately $194,000 per year. Boar and barrow sales for the two months since the date of acquisition of Legred were $59,758.

           The Registrant is negotiating contracts with several clients to provide them with isoweaver (early post-weaned animals) pigs that is projected to generate $4.8 million in gross revenues per year. The Registrant currently has contracts with two alliance swine production farms for the production of our superior genetic line of hogs to be sold through Registrant's own line of value-added, farm- fresh pork products through direct marketing and institutional sales.

           The Registrant currently has alliances with five swine producers for the rearing of our superior genetic line of hogs for market under Registrant's specific developed programs in order to fulfill the needs of identified meat packers. The Registrant will collect a percentage of the premiums paid by meat packers for hogs from our genetic line from both the Registrant's own herds and alliance herds. Current premiums paid by meat packers for our top quality hogs range from $9.00 to $22.00 per hog. Percentages paid to alliance hog producers vary on a per contract basis, but generally range between $4.00 and $17.00 per hog. The Registrant has identified several meat packers with needs for certain types of animals under the Registrant's developed protocols and programs. These alliances are projected to generate approximately $4.2 million in revenues in two years based on the Registrant receiving a net royalty of approximately $5.00 per hog. Market sales of hogs for the two months since the date of acquisition of Legred were $19,895.

           The Registrant has perfected the surgical Embryo Transfer System and is currently improving the procedure to include the non-surgical implantation of embryos. The Embryo Transfer System is projected to generate gross revenues of $3.6 million within the first two years of operations.

           The following selected supplementary data and the analysis of the results of operations for the years ended December 31, 1999 and 1998 have been derived from the Pro Forma Consolidated Financial Statements that reflect the results of operations as if the Legred acquisition had occurred as of January 1, 1998.

                                               Pro forma (2)
                                          Year Ended December 31,  Historical(1)
                                            1999          1998            1999
Operating Revenues:
                Semen                        $  175,880     $  150,233     $   31,074
           Gilts                           670,158        732,289        201,736
           Boars and Barrows               252,097        341,856         59,758
           Market                          149,440        198,405         19,895
           Accessories                      15,805          9,246         14,896
           Other                            15,352         15,255          5,692
                                        ----------     ----------     ----------

Total Operating Revenues                $1,278,712     $1,447,284     $  333,051
                                        ----------     ----------     ----------

(1) Reflects operating results of the farm operations for the two months since the date of the Legred acquisition.
(2) Reflects operating results of the farm operations as if the Legred acquisition had occurred as of January 1, 1998.

Results of Operations

Pro Forma year ended December 31, 1999 compared with the pro forma year ended December 31, 1998.

The following table sets forth, for the periods indicated, the percentages of total revenues represented by certain items reflected in the Registrant's statements of operations and pro forma consolidated statements of operations.

                                           Pro  forma
                                       Year ended December 31,    Historical (1)
                                        1999         1998             1999
Revenues:
           Semen                        13.8%        10.4%            9.3%
           Gilts                        52.4%        50.6%           60.6%
           Boars and Barrows            19.7%        23.6%           17.9%
           Market                       11.7%        13.7%            6.0%

           Accessories                   1.2%         0.6%            4.5%
           Other                         1.2%         1.1%            1.7%
                                      -------      -------         -------

           Total Revenues              100.0%       100.0%          100.0%

Cost of Sales - Farm Operations         70.3%        74.0%           50.0%
                                      -------      -------         -------

Gross Profit                            29.7%        26.0%           49.1%
                                      -------      -------         -------

Expenses:
Marketing and Advertising                4.0%         4.1%            6.1%
General and Administrative              58.1%        26.9%          146.1%
Amortization and Depreciation           73.9%        64.3%           55.1%
                                      -------      -------         -------

           Total Expenses              136.0%        95.3%          208.3%
                                      -------      -------         -------

Operating Loss                        (106.3%)      (69.3%)        (159.2%)

Other Income (Loss)                     (1.2%)       (0.0%)          (4.9%)
                                      -------      -------         -------

Loss Before Income Taxes              (107.5%)      (69.3%)        (164.1%)

Benefit From Income Taxes              (36.9%)      (25.7%)         (62.4%)

Net Loss                               (70.6%)      (43.6%)        (101.7%)
                                      -------      -------         -------

Revenues

           Total revenues decreased by $168,572 (11.6%) from $1,447,284 in 1998 to $1,278.712 in 1999. The decrease in sales was a result of the Registrant's focus in 1999 on increasing its own breeding herd for the sale of genetic materials rather than the sale of animals. Gross profit as a percentage of sales increased from 26.0% in 1998 to 28.7% in 1999.

Cost of Sales - Farm Operations

           The cost of sales - farm operations decreased from $1,071,473 in 1998 (74.0% of 1998 sales) to $898,460 in 1999 (70.3% of 1999 sales). The decrease was proportionate to the decline in sales volume of animals.

Marketing and Advertising Costs

           Marketing and advertising costs decreased by $8,719 (14.4%) from $60,328 in 1998 to $51,609 in 1999. Marketing and advertising costs represented 4.1% of sales in 1998 and 4.0% of sales in 1999.

General and Administrative Costs

           General and administrative costs increased by $353,699 (90.8%) from $389,445 in 1998 to $743,144 in 1999. The increase in general and administrative costs was attributable to the Registrant's efforts in raising capital, restructuring its business activities, and seeking a merger candidate. The majority of the increase represents officers' wages of the parent corporation and outside consulting, legal and accounting costs.

Amortization and Depreciation

           Amortization and depreciation increased by $14,396 (1.5%) from $930,129 in 1998 to $944,527 in 1999. The increase was due primarily to the depreciation of fixtures and equipment of the parent corporation's offices and new farm equipment additions in 1999.

Other Income (Loss)

           Other income (loss) for 1999 of $16,344) represented net investment loss for the year. The Registrant had no investment activity in 1998.

Provision for Taxes

           The provision for taxes represents the net tax benefit from operating losses incurred computed at the expected combined federal and state effective rate of 38.0% for both 1998 and 1999.


Liquidity and Capital Resources

           The Registrant has financed its operations and met its capital requirements including the acquisition of Legred through the sales of equity securities during 1999. Legred has historically financed its farm operations and met its capital requirements primarily through cash flows from operations and short-term bank financing. Cash flows from operations was a negative $382,823 for the first year of operations in 1999.

           Cash used in investing activities was $593,052 in 1999. The Registrant purchased $138,052 in Property and Equipment and $105,000 was invested in Struthers Pedigree Herd Corp.

           Cash provided by financing activities was $824,757 including $924,757 in net proceeds from common stock offerings during 1999. $100,000 was repaid on the note payable to Brent Leglred in connection with the acquisition.

           At December 31, 1999, the Registrant had a deficiency in working capital of $1,836,632 including a short-term note payable of $900,000 and short-term stock obligation payable in stock in connection with the Legred acquisition of $1,750,000. The Registrant's primary source of liquidity at December 31, 1999 was $201,160 in cash, $112,649 in accounts receivable, and $260,000 in inventories of animals available for sale. At December 31, 1999, the Registrant was committed to the construction of a stud boar facility in the amount of $450,000. As of the date of this report the Registrant is committed to the acquisition of two complementary businesses for a total purchase price of $488,000 in cash plus an amount of securities to be negotiated and issued at a later date.

           The Registrant may in the future pursue additional acquisitions of businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand the Registrant's business. Any material acquisition or joint venture could result in a decrease to the Registrant's working capital, depending on the amount, timing and nature of the consideration to be paid.

           In February, 2000, the Registrant offered 1,500,000 shares of its Class A Convertible referred Stock at $1.00 per share. The Registrant received $1,350,000 in net proceeds from the sale of equity securities. The proceeds were used to repay the $900,000 note payable to Brent Legred in connection with the acquisition, $200,000 to complete the construction of the stud boar facility, and the balance for working capital.

           In March, 2000, the Registrant offered 5,000,000 shares of its Class B Convertible Preferred Stock at $1.00 per share. The expected net proceeds will be approximately $4,500,000 and will be used primarily for the construction of additional breeding facilities and working capital needs. To date, the Registrant has received subscriptions for all 5,000,000 shares of the Class B Convertible Preferred Stock.

           The Registrant believes that existing cash and cash equivalent balances subsequent to the latest offering of equity securities and the potential cash flow from operations will satisfy the Registrant's working capital and capital expenditure requirements for at least the next 12 months. The Registrant is currently considering various alternatives for obtaining additional equity or debt financing. Any material acquisitions of complementary businesses, products, services or technologies could require the Registrant to obtain such financing. There can be no guarantee that such financing will be available on acceptable terms, if at all.

                               ITEM 3. PROPERTIES

Description of Properties

           The Registrant maintains its executive offices in approximately 2,200 sq. ft. of space in Charleston, South Carolina pursuant to a lease expiring May 31, 2000, with an option to renew for one year. The monthly lease payments are approximately $1,600 per month.

           The Registrant has a field office containing approximately 1,500 sq. ft. located in Wells, Minnesota in a building owned by Legred Struthers Genetics, Inc. The property was purchased on January 21, 2000 for $50,000 and is subject to a $40,000 first mortgage. The Registrant has an approximately 22,000 sq. ft. facility housing boar stud semen collection and embryo transfer operating rooms and an administrative office. It is located on 40 acres of leased land at $1 per year for 99 years located in Bricelyn, Minnesota. Also in Bricelyn, Minnesota is a 175 boar stud unit facility containing approximately 5,000 sq. ft. under a month to month lease at a rental of $1,000 per month.

           The Registrant has two gestation barns, one 1,800 sq. ft. and the other 2,400 sq. ft. in Spencer, Iowa under a month to month lease at a monthly rental of $500.

                                     ITEM 4.
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

           The following table sets forth certain information concerning the beneficial ownership of the Registrant's Common Stock by each Director, by all Directors and Officers as a group and by each person known to the Registrant to be the beneficial owner of more than 5% of the outstanding shares of the Registrant's Common Stock as of March 31, 2000. Unless other wise indicated, each of the following persons has sole voting and dispositive power with respect to the shares which he beneficially owns.

                                  AMOUNT & NATURE
NAME AND ADDRESS                   OF BENEFICIAL                 PERCENTAGE OF
OF BENEFICIAL OWNER                   OWNER                           CLASS
-------------------                   -----                           -----

Douglas W. Beatty
President and Director
1 Carriage Lane
Bldg. D, Suite G-E
Charleston, SC 29407                   7,146,000                    2.09%

Rhett C. Seabrook
Secretary and Director
1 Carriage Lane
Bldg. D, Suite G-E
Charleston, SC 29407                   7,246,000                    2.09%

Brent Legred
President of Operations of
Legred Struthers Genetics, Inc.
3500 490 Avenue
Bricelyn, Minnesota 56014              8,880,000                    2.50%

All Directors and Officers as
a group (3 persons)                   23,272,000                    6.56%

                    ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

           The Directors and Executive Officers of the Registrant are as
follows:
         NAME                      AGE           POSITION
         ----                      ---           --------

 Douglas W. Beatty                 40            President and Director

 Rhett C. Seabrook                 37            Secretary and Director

 Brent Legred                      37            President of Operations of
                                                 Legred Struthers Genetics, Inc.

           The following information summarizes the business experience during at least the past five years of each officer:

           Douglas W. Beatty, President, November, 1998 to date, overseeing the day by day operations of the Registrant, including the development of product commercialization and reproductive technology and the development of new herd recovery protocol. In 1991 to November, 1998, was President of Winners's Circle, Inc., a Charleston, South Carolina, based seminar and training production company. Hired trained sales staff to promote celebrity speakers and perform training programs in corporations throughout the country. In addition, developed marketing plans for corporations launching new innovative products. Running day to day operations of company programs and business. His educational background includes B.S. in biology, vertebrate physiology from Trent University and B.S. (Hon.) in chemotherapy/laboratory biology from University of Toronto, certified surgical embryo transfer techniques, University of Missouri.

           Rhett W. Seabrook, Secretary, November, 1998 to date, responsible for sales and marketing of Registrant's porcine reproductive biotechnology and genetics. September, 1997 to November, 1998, Senior Vice President and co-founder of Future Financial, located in charleston, South Carolina, handling sales, marketing, advertising and product development. 1996 to 1997 Associate Manager/co-Owner of Fric's-N-Frac's retail store in Charlotte, North Carolina, establishing marketing, development and promotional events. 1995 to 1996 Assistant Sales Manager Rhodes Furniture, Charlotte, North Carolina, directed sales and service and provided sales staff training and motivation. 1991 to 1995 Beverage Director at The Club of Seabrook Island, Seabrook Island, South Carolina. Managed lounges and banquet operations, including facility event planning. Received B.S. 1985 from College of Charleston, South Carolina.

           Brent Legred, President of Operations, Legred Struthers Genetics, Inc., February 15, 2000 to present, responsible for sales and marketing of the seven superior genetic lines of swine, continual genetic development, and all day-to-day operations associated with Legred Struthers Genetics, Inc., January 1, 1995 to February 14, 2000, President/Founder of Legred Swine Genetics, and President/CEO of Legred Swine Genetics/Norsvin Inc. responsible for the sales and marketing of swine genetics including the Norsvin genetic line of superior swine and all day-to-day operations of both companies. Received a B.S. degree in Business and Finance from the University of Minnesota in 1984.

                         ITEM 6. EXECUTIVE COMPENSATION

                                                                 RESTRICTED
NAME AND                       FISCAL                            STOCK
PRINCIPAL POSITION             YEAR            SALARY            AWARD(S)
------------------             ----            ------            --------

Douglas W. Beatty              1999            $48,000           4,000,000(4)
President and Director(1)

Rhett C. Seabrook              1999            $48,000           4,000,000(4)
Secretary and Director(2)

Brent Legred                   1999                -0-                  -0-
President of Operations
of Legred Struthers
Genetics, Inc.(3)

(3)        As of March 1, 2000 Mr. Beatty's annual salary will be $75,000.
(4)        As of March 1, 2000 Mr. Seabrook's annual salary will be $75,000.
(5) Mr. Legred did not receive any compensation during the fiscal year ended December 31, 1999. As of January 1, 2000 his salary will be $75,000.
(6) The dollar value of these shares based on the closing market price on the date of their grant is $682,500.

           All of the officers and directors are reimbursed for out-of-pocket expenses incurred in connection with the Registrant's business. So long as the expenses incurred in connection with the Registrant's business are reasonable in amount and accounted for to the satisfaction of the Board of Directors, there is no set limitation on the amount of expenses which may be incurred.

           No employees of the Registrant has a written employment contract with the Registrant. At the present time the Registrant has no retirement, pension, profit sharing, stock option plan or other similar programs for the benefit of its employees. There are currently no outstanding options, warrants or rights granted to any director or officer of the Registrant except that Brent Legred is entitled to certain shares pursuant to a written agreement with the Registrant (Item 7 below).

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

           On November 2, 1999 the Registrant entered into an agreement with Legred Genetics, Inc., Legred Genetics and Brent Legred ("Legred") pursuant to which the Registrant purchased physical assets, including livestock, heavy equipment and Legred's rights under agreements with third parties (including one with Norsvin International AS ("Norsvin"), an international developer and distributor of porcine genetic materials and technology) ("Legred Assets"). Pursuant to the agreement the Registrant paid Legred the sum of $1 million and shares of the Registrant's Common Stock, the final amount of which shares will be determined by the market value of the Registrant's shares from time to time. The Registrant was obligated to and did build a boar stud unit and operating laboratory, the cost of which was approximately $450,000. In anticipation of the execution of the said agreement, the Registrant formed a wholly owned subsidiary which was incorporated in the State of Nevada on October 21, 1999 and called Legred Struthers Genetics, Inc. All of the Legred Assets were transferred into the subsidiary. Further and pursuant to the agreement Legred became President of Operations of Legred Struthers Genetics, Inc. at an annual salary of $75,000.

           With the exception of the foregoing, there are no transactions with management nor business relationships or transactions with promoters which are required to be reported under this item. There is no indebtedness owed by management to the Registrant.

                            ITEM 8. LEGAL PROCEEDINGS

           The Registrant is not a party to any material pending lawsuits, nor have any been threatened and to the best of its knowledge, none are contemplated. No such proceedings are known by the Registrant to be contemplated by any governmental authority.

        ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
                    EQUITY AND RELATED STOCKHOLDERS MATTERS

           The Common Stock commenced trading on the OTC Bulletin Board on June 16, 1998 under the symbol "STRU". The following table sets forth, for the fiscal periods indicated, the high and low bid prices of a share of Common Stock as reported by the OTC Bulletin Board for periods on and subsequent to June 16, 1998. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                     High                  Low
Fiscal Year 1998
           3rd quarter               6.37                 .09
           4th quarter                .062                 .015

Fiscal Year 1999
           1st quarter                .03                  .01
           2nd quarter                .60                  .01
           3rd quarter                .28                  .09
           4th quarter                .52                  .072

Fiscal Year 2000
           1st quarter               1.656                 .27

As of March 31, 2000 there were approximately 1,574 holders of record of the Common Stock.

                ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

           Since November 1998 Registrant has made the following sales of unregistered securities, all of which sales were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act) pursuant to
Section 3(b) thereof or as otherwise indicated herein.

           In November, 1998 the Registrant sold 22 million shares of Common Stock in 176 units at $5 per unit (each unit consisting of 125 shares) (or $.04 per share) for a total of $880,000. The proceeds of this offering, less sales commissions, if any, and sales expenses of the offering were applied to market development, commercialization of embryo transplant technology and working capital.

           The Registrant believes that such issue and sale was exempt from registration pursuant to Section 3(b) of the Act and/or Rule 504 under Regulation D promulgated thereunder.

           In November 20, 2000, Registrant sold 1,500,000 shares of Class A Convertible Preferred Stock ("Class A Stock") to an accredited investor, at a price of $1 per share. Each share of Class A Stock is convertible at the option of the holder into fully paid and non-assessable shares of common Stock as follows: commencing on the first day of the sixth month following the issuance of Class A Stock ("Conversion Period") and on the first day of each sixth month period thereafter, for a total of six Conversion Periods, one-sixth (1/6) of the shares of Class A Stock held may be converted by each holder thereof. The amount of common shares into which the Class A Stock shall be converted at each Conversion Period shall be as follows: at each of the six Conversion Periods the amount of Class A Stock shares which may be converted shall be divided by the average market value between the bid and asked price of the Registrant's shares during the ten day trading period immediately preceding the date of such Conversion Period, but not more than $.40, and the resultant figure multiplied by three. The proceeds of this offering were applied to the purchase of the Legred Assets (see Item 7), completion of boar stud unit and working capital.

           The Registrant believes that the sale of such securities was exempt from registration pursuant to Section 3(b) and/or 4(2) of the Act or under Regulation D promulgated thereunder.

           In March, 2000, Registrant sold 5,000,000 shares of Class B Convertible Stock ("Class B Stock") to an accredited investor, at a price of $1 per share. Each share of Class B Stock is convertible at the option of the holder into fully paid and non-assessable shares of Common Stock as follows: commencing on the first day of the sixth month following the issuance of Class B Stock ("Conversion Period") and on the first day of each sixth month period thereafter, for a total of six Conversion Periods, one-sixth (1/6) of the shares of Class B Stock held may be converted by each holder thereof. The amount of common shares into which the Class B Stock shall be converted at each Conversion Period shall be as follows: at each of the six Conversion Periods the amount of Class B Stock shares which may be converted shall be divided by the average market value between the bid and asked price of the Registrant's shares during the ten day trading period immediately preceding the date of such Conversion Period, but not more than $.40 , and the resultant figure multiplied by three. The proceeds of this offering were applied to expansion of physical facilities, equipment, R and D, acquisitions and working capital.

           The Registrant believes that the sale of such securities was exempt from registration pursuant to Section 3(b) and/or 4(2) of the Act or under Regulation D promulgated thereunder.

        ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

           The Registrant is authorized to issue 900,000,000 shares of Common Stock, par value $.001, of which 354,677,550 shares are issued and outstanding. Each outstanding share is entitled to one vote in all matters. Subject to the preferential rights of the Preferred stock (if any), holders of Common Stock have equal ratable rights to dividends as and when they may be declared by the Board of Directors, out of any funds of the Registrant legally available for the payment of such dividends. Upon any liquidation, dissolution or winding up of the Registrant, whether voluntary or involuntary, the remaining net assets of the Registrant shall, after payment in full of the liquidation preference of any Preferred Stock, be distributed pro rata to the holders of the Common Stock and the Preferred Stock on an "as if converted" basis. The Common Stock does not have any preemptive rights and is fully paid and nonassessible when issued.

           In addition to the outstanding common shares, the Registrant is registering the common shares underlying the Class A and Class B Convertible Preferred Stock on an "as if converted" basis. See Item 10 for the conversion rights of the Preferred Stock.

               ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Nevada law enables a corporation to indemnify any director and officer who is made a party to any suit or proceeding, whether civil, criminal, administrative or investigative brought against such person by having acted in its capacity as such director or officer providing such director or officer had acted in good faith and in a manner reasonably believed to be in the best interest of the corporation and with respect to any criminal action, where such director or officer had no reasonable cause to believe its conduct was unlawful.

The Registrant's Articles of Incorporation include the following language:

No director or officer of the corporation shall be personally liable to the corporation of any of its stockholders for breach of fiduciary duty as a director of officer involving any act or omission of any such director or officer provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article of the Stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

              ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

           The financial statements and supplementary data for the Registrant are set forth in Item 15 hereof beginning on page F-1.

            ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

           The Registrant has no disagreements with any accountants on accounting and financial disclosures to report under this item, nor has it ever had any disagreements.

                   ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(g)        Financial Statements and Supplementary Data.

(h)        Exhibits

STRUTHERS, INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA


TABLE OF CONTENTS
--------------------------------------------------------------------------------


Independent Auditors' Report                                                F-2

Consolidated Balance Sheets at December 31, 1999 and 1998                   F-3

Consolidated Statements of Changes in Stockholders' Equity for the
  Years Ended December 31, 1999 and 1998                                    F-4

Consolidated Statements of Operations for the Years Ended
  December 31, 1999 and 1998                                                F-5

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1999 and 1998                                          F-6 to F-7

Notes to the Consolidated Financial Statements                       F-8 to F-15

Pro Forma Consolidated Financial Statements                         F-16 to F-18

Combined Financial Statements of Legred Genetics, Inc. and
  Brent Legred                                                      F-19 to F-27

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
  and Shareholders
Struthers, Inc. and Subsidiary
Charleston, South Carolina


           We have audited the accompanying consolidated balance sheets of Struthers, Inc. and Subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of changes in stockholders' equity, operations and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Struthers, Inc. and Subsidiary as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.










Rotenberg & Company, LLP
Rochester, New York
  March 17, 2000

STRUTHERS INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA


CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------

December 31,                                                           1999              1998
------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and Cash Equivalents                                             $ 201,160         $ 2,278
Accounts Receivable                                                     112,649              --
Investment                                                               80,000              --
Inventory                                                               260,000              --
Prepaid Expenses                                                          7,376              --
Deferred Tax Assets                                                     209,000              --
------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                    870,185           2,278

PROPERTY AND EQUIPMENT - NET OF ACCUMULATED DEPRECIATION              2,408,906              --

Intangible Assets - Net of Accumulated Amortization                   2,278,400              --
------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                        $ 5,557,491         $ 2,278
------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable                                                      $  56,817           $  --
Note Payable- Legred Acquisition                                        900,000              --
Stock Payable- Legred Acquisition                                     1,750,000              --
------------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                             2,706,817              --

Long-Term Portion of Stock Payable- Legred Acquisition                2,000,000              --
------------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                                     4,706,817              --
------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Common Stock - $.001 Par; 900,000,000 Shares Authorized;
                          340,017,550 Shares Issued and Outstanding     340,017          25,000
Preferred Stock- $.001 Par; 6,520,000 Shares Authorized                      --              --
Additional Paid-in Capital                                              874,460
                                                                                          2,220
Deficit                                                                (363,803)        (24,942)
------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                              850,674           2,278
------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $ 5,557,491         $ 2,278
------------------------------------------------------------------------------------------------



    The accompanying notes are an integral part of this financial statement.

STRUTHERS INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA


CONSOLIDATED STATEMENT OF CHANGES IN
STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------


                                                                                     ADDITIONAL                      TOTAL
                                                             PAR         COMMON        PAID-IN                   STOCKHOLDERS'
                                             SHARES         VALUE        STOCK         CAPITAL       DEFICIT        EQUITY
------------------------------------------------------------------------------------------------------------------------------

BEGINNING BALANCE - JANUARY 1, 1997                 --       $ --          $  --         $  --         $  --           $   --

Issuance of Common Stock in Connection
 with Recapitalization                      25,000,000      0.001         25,000         2,220            --           27,220

Net Loss                                            --         --             --            --      (24,942)         (24,942)

                                                                                                                   -
------------------------------------------------------------------------------------------------------------------------------
BALANCE - JANUARY 1, 1999                   25,000,000     $0.001       $ 25,000       $ 2,220     $(24,942)         $  2,278


Issuance of Common Stock
  for Cash                                 312,797,550      0.001        312,797       611,960            --          924,757

Issuance of Common Stock in Connection
 with Acquisition of Subsidiary              2,220,000      0.001          2,220       247,780            --          250,000

Capital Contributed in Form of Services             --         --             --        12,500            --           12,500

Net Loss                                            --         --             --            --     (338,861)        (338,861)
------------------------------------------------------------------------------------------------------------------------------

BALANCE - DECEMBER 31, 1999                340,017,550     $0.001      $ 340,017     $ 874,460   $ (363,803)        $ 850,674
------------------------------------------------------------------------------------------------------------------------------



    The accompanying notes are an integral part of this financial statement.

STRUTHERS INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA


CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------------------------------------------

For the Years Ended December 31,                                                1999                           1998
--------------------------------------------------------------------------------------------------------------------

REVENUE
Sales                                                                     $  327,359                        $    --
Other Income                                                                   5,692                             --
--------------------------------------------------------------------------------------------------------------------

TOTAL REVENUE                                                                333,051                             --

COSTS AND EXPENSES
Farm Operations                                                              169,609                             --
--------------------------------------------------------------------------------------------------------------------

GROSS PROFIT                                                                 163,442                             --
--------------------------------------------------------------------------------------------------------------------

EXPENSES
Marketing and Advertising                                                     20,242                             --
General and Administrative                                                   489,838                         24,942
Amortization and Depreciation                                                183,746                             --
--------------------------------------------------------------------------------------------------------------------

TOTAL EXPENSES                                                               693,826                         24,942
--------------------------------------------------------------------------------------------------------------------

LOSS BEFORE OTHER INCOME AND (EXPENSES)                                     (530,384)                       (24,942)
--------------------------------------------------------------------------------------------------------------------

OTHER INCOME AND (EXPENSES)
Interest                                                                       8,656                             --
Loss on Investment                                                           (25,000)                            --
--------------------------------------------------------------------------------------------------------------------

TOTAL OTHER INCOME AND (EXPENSES)                                            (16,344)                            --
--------------------------------------------------------------------------------------------------------------------

LOSS BEFORE PROVISION FOR INCOME TAXES                                      (546,728)                       (24,942)

Benefit from Income Taxes                                                   (207,867)                            --
--------------------------------------------------------------------------------------------------------------------

NET LOSS                                                                $   (338,861)                    $  (24,942)
--------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                     340,017,550                     25,000,000
--------------------------------------------------------------------------------------------------------------------

LOSS PER COMMON SHARE - BASIC AND DILUTED                                $    (0.001)                    $   (0.001)
--------------------------------------------------------------------------------------------------------------------





    The accompanying notes are an integral part of this financial statement.

STRUTHERS INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA


CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------

For the Years Ended December 31,                                      1999                        1998
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
NET LOSS                                                            $  (338,861)                 $ (24,942)
ADJUSTMENTS TO RECONCILE NET LOSS TO
  NET CASH FLOWS FROM OPERATING ACTIVITIES:
Amortization and Depreciation                                           183,746                         --
Loss on Investment                                                       25,000                         --
Capital Contribution - Services Rendered                                 12,500                         --
CHANGES IN ASSETS AND LIABILITIES:
Accounts Receivable                                                    (110,649)                        --
Prepaid Expenses                                                         (2,376)                        --
Deferred Tax Assets                                                    (209,000)                        --
Accounts Payable                                                         56,817                         --
-----------------------------------------------------------------------------------------------------------

NET CASH FLOWS FROM OPERATING ACTIVITIES                               (382,823)                   (24,942)
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Property and Equipment                                     (138,052)                        --
Purchase of Investments                                                (105,000)                        --
-----------------------------------------------------------------------------------------------------------

NET CASH FLOWS FROM INVESTING ACTIVITIES                               (243,052)                        --
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Issuance of Common Stock                                  924,757                     27,220
Repayment of Note Payable - Legred Acquisition                         (100,000)                        --
-----------------------------------------------------------------------------------------------------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                                824,757                     27,220
-----------------------------------------------------------------------------------------------------------

Net Increase in Cash and Cash Equivalents                               198,882                      2,278

Cash and Cash Equivalents - Beginning of Year                             2,278                         --
-----------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR                               $ 201,160                   $  2,278
-----------------------------------------------------------------------------------------------------------




    The accompanying notes are an integral part of this financial statement.

STRUTHERS INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA


CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
-------------------------------------------------------------------------------------------


For the Year Ended December 31,                                                      1999
-------------------------------------------------------------------------------------------

ACQUISITION OF SUBSIDIARY IN EXCHANGE FOR CASH AND STOCK
ASSETS ACQUIRED:

Inventory                                                                         $ 260,000
Breeding Animals                                                                  2,160,000
Goodwill                                                                          2,000,000
Customer List                                                                       304,000
Real Estate                                                                         200,000
Property And Equipment                                                               69,000
Contracts                                                                             5,000
Accounts Receivable                                                                   2,000
--------------------------------------------------------------------------------------------
                                                                                  5,000,000

LIABILITIES INCURRED:
Stock Payable                                                                   (3,750,000)
Note Payable                                                                      (900,000)
--------------------------------------------------------------------------------------------

CASH PAID AND STOCK ISSUED                                                        $ 350,000
--------------------------------------------------------------------------------------------




    The accompanying notes are an integral part of this financial statement.

STRUTHERS, INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE A -     THE COMPANIES
             The Company was incorporated in the State of Nevada on October 10, 1995 as Latitude Network Inc. On June 1, 1998, the Company changed its name to Orbis Development, Inc. ("Orbis"). On June 18, 1998, the then principal shareholders acquired a controlling stock position in Orbis, which on June 18, 1998, amended its Certificate of Incorporation to change its name to Struthers, Inc. and to increase the number of shares it was authorized to issue from 50 million shares to 100 million shares. The Company further amended its Certificate of Incorporation on September 22, 1998 to authorize it to issue 900 million shares of its common stock. In February 2000 the Company again amended its Certificate of Incorporation to increase the number of shares it was authorized to issue to 906,520,000 shares of which 900 million are Common Stock and 6,520,000 shares are Preferred Stock.

             On November 2, 1999, the Company entered into an agreement with Legred Genetics, Inc., Legred Genetics and Brent Legred ("Legred") pursuant to which the Company purchased all of the tangible and intangible assets, including livestock, machinery and equipment, and Legred's rights under agreements with third parties (including one with Norsvin International AS, an international developer and distributor of porcine genetic materials and technology). Pursuant to the agreement, the Company is to pay Legred the sum of $1 million in cash and $4 million worth of common shares of the Company, which the final number of shares will be determined by the market value of the Company's shares from time to time. The Company was obligated and subsequently did build a boar stud unit and operating laboratory, the cost of which was approximately $450,000. In anticipation of the execution of the agreements in connection with this acquisition, the Company formed a wholly owned subsidiary, which was incorporated in the State of Nevada on October 21, 1999, called Legred Struthers Genetics, Inc. All of the assets purchased pursuant to this acquisition were transferred into the subsidiary.

             The acquisition has been accounted for under the purchase method of accounting. Under purchase accounting, the total purchase price is allocated to the tangible and intangible assets and liabilities of Legred Genetics, Inc., Legred Genetics and Brent Legred ("Legred") based upon their respective fair values based upon valuations and other studies. Operating activity of the subsidiary is reflected in the accompanying financial statements from the date of acquisition (November 2, 1999 through December 31, 1999.)

NOTE B - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES NATURE OF OPERATIONS
             The Company is an agricultural producer principally involved in the breeding and delivery of swine and swine genetics using advanced reproductive techniques throughout the industry. The Company sells primarily to producers in North America and worldwide. The Company disseminates its genetics through the sale of live animals in the form of gilts, barrows, and boars; semen sales from boar studs; and embryo sales using our non-surgical "Embryo Transfer System".

             The Company maintains its corporate offices in Charleston, South Carolina and operates its field office including its operating laboratory and stud boar facility in Bricelyn, Minnesota. In addition the Company operates a research facility in Spencer, Iowa.


                                                                   - continued -

STRUTHERS, INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE B -     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             - CONTINUED

             PRINCIPLES OF CONSOLIDATION
             The consolidated financial statements include the accounts of Struthers, Inc. and its wholly owned subsidiary, Legred Struthers Genetics, Inc. All significant inter-company balances and transactions have been eliminated in the consolidation.

             SEGMENT DATA, GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS
             The Company does business primarily in North America. The Company also has an agreement with Norsvin, AS (a Norwegian Company) to sell its product lines. The Company was assigned the rights under the contract through its subsidiary, Legred Struthers Genetics, Inc. via the acquisition of Legred Genetics, Inc. The agreement provides for royalties of 4% to be paid to Norsvin, AS on all sales of its product lines. The duration of the agreement is for an indefinite period but can be terminated by either party upon a twelve month written notice. Forty-one percent (41%) of the Company's revenues since the date of the Legred acquisition (November 2, 1999) through December 31, 1999 were sales of the Norsvin, AS product lines.

             CONCENTRATIONS OF CREDIT RISK
             Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits, temporary investments and accounts receivable. Cash is placed primarily in high quality short-term interest bearing financial instruments and may periodically exceed federally insured amounts. The Company performs ongoing credit evaluations of its customers' financial condition. An allowance for uncollectible accounts receivable is maintained based upon the expected collectibility of all accounts receivable.

             USE OF ESTIMATES
             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results can differ from those estimates.

             CASH AND CASH EQUIVALENTS
             Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

             INVENTORIES
             Swine inventories are stated at the lower of cost (first-in, first-out method) or market. Costs of raised swine include proportionate costs of breeding, including depreciation of the breeding herd, plus the costs of maintenance to maturity. Purchased swine are carried at purchase cost plus cost of maintenance to maturity.

STRUTHERS, INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE B -     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             - CONTINUED

             PROPERTY AND EQUIPMENT
             Property and equipment are stated at cost. Breeding animals are carried at purchase costs or inventory transfer amounts equal to the lower of accumulated animals maintenance costs or market. Renewals and improvements are capitalized. Costs of maintenance and repairs that do not improve or extend asset lives are charged to expense. Depreciation is provided on the straight-line basis over the estimated productive useful lives of the assets as follows:

                     Buildings and Improvements                  10 Years
                     Machinery and Equipment                      7 Years
                     Breeding Herds                               3 Years
                     Vehicles                                     5 Years
                     Office Furniture and Fixtures                5 Years

             GOODWILL AND OTHER INTANGIBLE ASSETS
             Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is being amortized on a straight line basis over 15 years based on its estimated useful life. Acquired intangibles consist of customer lists and are also amortized over their 15 year estimated useful life.

             LONG-LIVED ASSETS
             Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The Company evaluates any possible impairment of long-lived assets using discounted future cash flows. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

             INCOME TAXES
             Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, ACCOUNTING FOR INCOME TAXES. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

             BASIC EARNINGS PER SHARE
             Basic earnings per share of common stock were computed by dividing income available to common shareholders by the weighted-average number of shares outstanding for the year. Diluted earnings per share are not presented because the Company has not issued any potentially dilutive convertible securities as of December 31, 1999.

STRUTHERS, INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE C -     INVESTMENT
             Investment consisted of the following:

             -------------------------------------------------------------------
             December 31,                                       1999      1998
             -------------------------------------------------------------------
             Investment in Struthers Pedigree Herd Corp.    $ 105,000       $--
             Less:  Loss on Investment                         25,000        --
             -------------------------------------------------------------------
             Investment                                      $ 80,000       $--
             -------------------------------------------------------------------

             In March 2000, the Company negotiated to sell its equity ownership back to Struthers Pedigree Herd Corp. for $80,000 in cash.

NOTE D -     PROPERTY AND EQUIPMENT
             Property and equipment consisted of the following:

             -------------------------------------------------------------------
             December 31,                                        1999      1998
             -------------------------------------------------------------------

             Buildings and Improvements                     $  200,000      $--
             Machinery and Equipment                            69,000       --
             Breeding Herds                                  2,160,000       --
             Vehicles                                           30,000       --
             Office Furniture and Fixtures                      14,437       --
             -------------------------------------------------------------------
                                                            $2,473,437      $--
             Less:  Accumulated Depreciation                   158,146       --
             -------------------------------------------------------------------

             Construction in Progress                           93,615       --
             -------------------------------------------------------------------

             Property and Equipment - Net                   $2,408,906      $--
             -------------------------------------------------------------------

             Included in construction in progress at December 31, 1999 are deposits made to construct a new boar stud facility at the Bricelyn, Minnesota location. The total estimated cost of construction is approximately $450,000 and is expected to be operational by April 2000. Also included is a deposit to acquire an existing structure at the Minnesota location from an independent third party. The total purchase price was $50,000 and the acquisition was completed in January 2000 and financed by securing a first mortgage on the property in the amount of $40,000. Depreciation expense has not been recorded on these transactions since the property was not placed in service as of December 31, 1999.

             Depreciation charged against operations was $158,146 and $0 for the years ended December 31, 1999 and 1998, repectively.

STRUTHERS, INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE E -     INTANGIBLE ASSETS
             Intangible assets recorded on the Legred acquisition consisted of the following:

             -------------------------------------------------------------------
             December 31,                                        1999      1998
             -------------------------------------------------------------------

             Goodwill                                       $ 2,000,000     $--
             Customer Lists                                     304,000      --
             -------------------------------------------------------------------
                                                            $ 2,304,000     $--
             Less:  Accumulated Amortization                    (25,600)     --
             -------------------------------------------------------------------

             Intangible Assets - Net                        $ 2,278,400     $--
             -------------------------------------------------------------------

             Amortization charged against operations for the years ended December 31, 1999 and 1998 was $25,600 and $0, respectively.

NOTE F -     PROVISION FOR INCOME TAXES
             The provision for income taxes is attributable to:

             -------------------------------------------------------------------
             Years Ended December 31,                           1999      1998
             -------------------------------------------------------------------

             Income (Loss) Before Provision for
               Income Taxes                                 $(546,728) $(24,942)
             -------------------------------------------------------------------

             State Income Tax                               $   1,133      $ --
             -------------------------------------------------------------------

             Deferred Tax Benefits                          $(209,000)     $ --
             -------------------------------------------------------------------

             The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for taxes. The sources and tax effects of the differences are as follows:

             -------------------------------------------------------------------
             Years Ended December 31,                          1999       1998
             -------------------------------------------------------------------

             Income Tax at the Federal Statutory
               Rate of 35%                                  $(191,355)    $--

             Effect of Graduated Tax Rates                    16,888      $--

             State Income Tax, Net of Federal Benefit         (33,400)    $--
             -------------------------------------------------------------------

             Benefit from Income Tax                        $(207,867)    $--
             -------------------------------------------------------------------

             As of December 31, 1999 the company has net operating loss carryforwards of approximately $530,384 for tax purposes which will be available to offset future taxable income.

             The Company's income tax provision was computed based on the federal statutory rate, reduced by the effect of graduated tax rate and the average state statutory rates, net of related federal benefit.

STRUTHERS, INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE G -     COMMON STOCK
             The Company's securities are not registered under the Securities Act of 1933 and, therefore, the stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of the company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

             The Company raised capital during 1999 through offerings exempt from registration pursuant to Regulation D and Sections 3(b) and or 4(2) of the Securities Act of 1933. The Company issued 312,797,550 shares of its common stock for $924,757 in cash during 1999.

NOTE H -     PREFERRED STOCK
             The Company has 6,520,000 shares of preferred stock authorized of which no shares were issued as of December 31, 1999. The Company has designated 1,500,000 shares as Class A Convertible Stock ("Class A Stock") and 5,000,000 shares as Class B Convertible Stock ("Class B Stock"). Each share of Class A Stock and Class B Stock carries a number of votes equal to the number of shares of Common Stock then issuable upon its conversion into Common Stock.

             Each share of Class A Stock and Class B Stock is convertible at the option of the holder into fully paid and non-assessable shares of common stock as follows: on the first day of the sixth month following the issuance of the Class A Stock ("Conversion Period") and on the first day of each sixth month period thereafter, for a total of six Conversion Periods, one-sixth of the shares of the Class A Stock may be converted by each shareholder thereof. The amount of common shares into which the Class A Stock may be converted at each Conversion Period shall be as follows: at each of the six Conversion Periods the amount of the Class A Stock shares which may be converted shall be divided by the average market value between the bid and asked price of the Company's common shares during the ten day trading period immediately preceding the date of such Conversion Period, but not more than $.40, and the resultant figure multiplied by three.

             In the event of any liquidation, dissolution or winding up of the Company, a merger or consolidation of the Company in which its shareholders do not retain a majority of the voting power in the surviving corporation, or a sale of all or substantially all of the Company's assets, the holders of the Class A Stock will be entitled to receive an amount equal to the original purchase price per share for the Class A Stock plus an amount equal to all declared but unpaid dividends thereon (the "Preference Amount"). After the full liquidation preference has been paid on all outstanding shares of the Class A Stock, the holders of the Class B Stock will be entitled to receive an amount computed in the same manner. After the full liquidation preference on all outstanding shares of the Class B Stock has been paid, any remaining funds and assets of the Company legally available for distribution to shareholders will be distributed pro rata among the holders of the Preferred Stock and the Common Stock on an "as converted" basis.

STRUTHERS, INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE I -     SUBSEQUENT EVENTS
             In February 2000, the Company offered for sale and issued 1,500,000 shares of the Class A Preferred Stock at $1.00 per share. The Company received net proceeds from the sale of $1,350,000 which was used to repay a $900,000 short-term note payable to Brent Legred in connection with the Legred acquisition, $200,000 to complete the construction of a new stud boar facility, and the balance for working capital.

             In March 2000, the Company offered for sale 5,000,000 shares of the Class B Preferred Stock at $1.00 per share. As of the date of this report the Company has received subscriptions for all 5,000,000 shares. The net proceeds from the offering are to be used primarily for the construction of additional breeding facilities and working capital, as outlined in the subscription agreement.

NOTE J -     PRO FORMA FINANCIAL INFORMATION
             On November 2, 1999, the Company entered into an agreement with Legred Genetics, Inc., Legred Genetics, and Brent Legred ("Legred") pursuant to which the Company purchased all of the tangible and intangible assets, including livestock, machinery and equipment, and Legred's rights under agreements with third parties (including one with Norsvin International AS, an international developer and distributor of porcine genetic materials and technology). Pursuant to the agreement the Company is to pay Legred the sum of $1 million in cash and $4 million worth of common shares of the Company, which the final number of shares will be determined by the market value of the Company's shares from time to time. The Company was obligated and subsequently did build a boar stud unit and operating laboratory, the cost of which was approximately $450,000. In anticipation of the execution of the agreements in connection with this acquisition, the Company formed a wholly owned subsidiary, which was incorporated in the State of Nevada on October 21, 1999, called Legred Struthers Genetics, Inc. All of the assets purchased pursuant to this acquisition were transferred into the subsidiary.

             The acquisition has been accounted for under the purchase method of accounting. Under purchase accounting, the total purchase price is allocated to the tangible and intangible assets and liabilities of Legred Genetics, Inc. and Brent Legred ("Legred") based upon their respective fair values as of the closing date based upon valuations and other studies.

             The accompanying Unaudited Pro Forma Consolidated Financial Statements of Operations and Cash Flows for the years ended December 31, 1999 and 1998 assume that the acquisition of Legred took place on January 1, 1998, the beginning of the Company's fiscal year. The Pro Forma Consolidated Statements of Operations do not include the effect of any non-recurring write-offs directly attributable to the acquisition. The Pro Forma Financial Statements do not reflect any anticipated cost savings from the Legred acquisition, or any synergies that are anticipated to result from the transaction, and there can be no assurances that any such cost savings or synergies will occur. The Pro Forma Financial Statements do not purport to be indicative of the results of operations of the Company that would have actually been obtained had such transaction been completed as of the assumed date and for the periods presented, or which may be obtained in the future. The Pro Forma financial statements should be read in conjunction with the separate historical financial statements of Struthers and Legred and the notes thereto and "Management's Discussions and Analysis of Financial Condition and Results of Operations".

STRUTHERS, INC. AND SUBSIDIARY
(A NEVADA CORPORATION)
CHARLESTON, SOUTH CAROLINA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE J -     PRO FORMA FINANCIAL INFORMATION - CONTINUED

             The purchase price and allocation of the purchase price in excess of the net assets acquired as a result of the acquisition is as follows:

             -------------------------------------------------------------------
             Purchase Price:
              Cash Paid on Signing of Agreement                      $  100,000
              Cash Balance Payable Over 18 Months -
                Paid in Full in February 2000                           900,000
             Fair Value of Stock Issued at Closing:
                Unrestricted Shares - 1,000,000 Shares
                   @ Approximately $.1126                               112,000
                Restricted Shares - 2,220,000 Shares
                   @ Approximately $.1126                               138,000
             Balance of Purchase Price Payable in
                Common Shares Over 18 Months                          3,750,000
             -------------------------------------------------------------------

             Total Purchase Price                                    $5,000,000
             -------------------------------------------------------------------

             Allocation of Purchase Price to Fair Value of net Assets Acquired
               Working Capital                                       $    7,000
               Building and Improvements                                200,000
               Machinery and Equipment                                   69,000
               Breeding Herd:
                    100 Boars                               540,000
                    300 Sows                              1,620,000
             -------------------------------------------------------------------
                 Total Breeding Herd                                  2,160,000
             Inventory - 2,600 Growing Pigs                             260,000

             Customer List                                              304,000
             Goodwill                                                 2,000,000
             -------------------------------------------------------------------

             Total                                                   $5,000,000

             Less:  Net Book Value of Assets Acquired                   207,096
             -------------------------------------------------------------------

             Increase to Fair Value                                  $4,792,904
             -------------------------------------------------------------------

STRUTHERS, INC. AND SUBSIDIARY
LEGRED GENETICS, INC.
BRENT LEGRED


PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
For The Year December 31, 1999

                                         HISTORICAL
                                                     COMBINED
                                                 LEGRED GENETICS                       (UNAUDITED)
                                 STRUTHERS, INC.     INC. AND                   PRO FORMA       PRO FORMA
                                  & SUBSIDIARY     BRENT LEGRED   COMBINED     ADJUSTMENTS    CONSOLIDATED
                                  ------------     ------------   --------     -----------    ------------
REVENUE
Sales                             $   327,359    $   936,001    $ 1,263,360    $      --      $ 1,263,360
Other Income                            5,692          9,660         15,352                        15,352
----------------------------------------------------------------------------------------------------------

                                      333,051        945,661      1,278,712           --        1,278,712
Cost of Goods Sold                    169,609        728,851        898,460           --          898,460
----------------------------------------------------------------------------------------------------------

GROSS PROFIT                          163,442        216,810        380,252           --          380,252
----------------------------------------------------------------------------------------------------------

EXPENSES
Marketing and Advertising              20,242         31,367         51,609           --           51,609
General and Administrative            489,838        253,306        743,144           --          743,144
Amortization and                                                           (1)     105,400
Depreciation                          183,746         55,381        239,127(2)     600,000        944,527
Interest                                 --           29,765         29,765(3)     (29,765)          --
----------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                        693,826        369,819      1,063,645        675,635      1,739,280
----------------------------------------------------------------------------------------------------------

LOSS BEFORE OTHER INCOME(EXPENSE)    (530,384)      (153,009)      (683,393)      (675,635)    (1,359,028)
----------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
Interest Income                         8,656           --            8,656           --            8,656
Loss on Investment                    (25,000)          --          (25,000)          --          (25,000)
----------------------------------------------------------------------------------------------------------


TOTAL OTHER INCOME(EXPENSE)           (16,344)          --          (16,344)          --          (16,344)
----------------------------------------------------------------------------------------------------------

Loss Before Income Taxes             (546,728)      (153,009)      (699,737)      (675,635)    (1,375,372)

Benefit from Income Taxes            (207,867)         6,320       (201,547)      (270,254)      (471,801)
----------------------------------------------------------------------------------------------------------

NET LOSS                          $  (338,861)   $  (159,329)   $  (498,190)   $  (405,381)   $  (903,571)
----------------------------------------------------------------------------------------------------------

Notes and Assumptions:
(1) Amortization expense has been calculated on intangible assets to reflect The retroactive effect of the Legred transaction occurring on January 1, 1998.
(2) Depreciation expense has been calculated on the increase in Property and Equipment assets to reflect the retroactive effect of the Legred transaction occurring on January 1, 1998.

(3) Interest expense would not have been incurred had the acquisition occurred as of January 1, 1998 since the loans were repaid with the sale proceeds.

STRUTHERS, INC. AND SUBSIDIARY
LEGRED GENETICS, INC.
BRENT LEGRED


PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
For The Year December 31, 1998

                                   HISTORICAL
                                              COMBINED
                                           LEGRED GENETICS                        (UNAUDITED)
                           STRUTHERS INC.     INC. AND                     PRO FORMA        PRO FORMA
                           & SUBSIDIARY      BRENT LEGRED    COMBINED     ADJUSTMENTS      CONSOLIDATED
                           ------------      ------------    --------     -----------      ------------
REVENUE
Sales                        $      --      $ 1,432,029    $ 1,432,029    $      --      $ 1,432,029
Other Income                        --           15,255         15,255           --           15,255
-------------------------------------------------------------------------------------------------------
                                    --        1,447,284      1,447,284           --        1,447,284
Cost of Goods Sold                  --        1,071,473      1,071,473           --        1,071,473
-------------------------------------------------------------------------------------------------------

GROSS PROFIT                        --          375,811        375,811           --          375,811
-------------------------------------------------------------------------------------------------------

EXPENSES
Marketing and Advertising           --           60,328         60,328           --           60,328
General and Administrative        24,942        364,503        389,445           --          389,445
Amortization and                                                      (1)     130,000
Depreciation                        --           50,129         50,129 (2)    750,000        930,129
Interest                            --           11,500         11,500 (3)    (11,500)          --
-------------------------------------------------------------------------------------------------------

TOTAL EXPENSES                    24,942        486,460        511,402        868,500      1,379,902
-------------------------------------------------------------------------------------------------------

Loss Before Income Taxes         (24,942)      (110,649)      (135,591)      (868,500)    (1,004,091)

Benefit from Income Taxes           --              704            704       (372,781)      (372,077)
-------------------------------------------------------------------------------------------------------

NET LOSS                     $   (24,942)   $  (111,353)   $  (136,295)   $  (495,719)   $  (632,014)
-------------------------------------------------------------------------------------------------------



Notes and Assumptions:
(1) Amortization expense has been calculated on intangible assets to reflect the retroactive effect of the Legred acquisition occurring on January 1, 1998.

(2) Depreciation expense has been calculated on the increase in Property and Equipment assets to reflect the retroactive effect of the Legred transaction occurring on January 1, 1998.

(3) Interest expense would not have been incurred had the Legred acquisition occurred as of January 1, 1998 since the loans were repaid with the sale proceeds.

STRUTHERS INC. AND SUBSIDIARY
LEGRED GENETICS, INC.
BRENT LEGRED


PRO FORMA CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                        (UNAUDITED)  (Unaudited)
For the Years Ended December 31,                           1999         1998
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
NET LOSS                                                 $(903,571)   $(632,014)
ADJUSTMENTS TO RECONCILE NET LOSS TO
  NET CASH FLOWS FROM OPERATING ACTIVITIES:
Amortization and Depreciation                              944,527      930,129
Loss on Investment                                          25,000         --
CHANGES IN ASSETS AND LIABILITIES:
Accounts Receivable                                        (34,399)     (23,616)
Prepaid Expenses                                            (2,376)        --
Deferred Tax Assets                                       (479,254)    (372,077)
Accounts Payable                                            45,518       12,156
Accrued Expenses                                            11,299        5,880
--------------------------------------------------------------------------------

NET CASH FLOWS FROM OPERATING ACTIVITIES                  (393,256)     (79,542)
--------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Property and Equipment                         (20,094)        --
Investments                                               (105,000)        --
Intangible Assets                                         (281,708)        --
--------------------------------------------------------------------------------

NET CASH FLOWS FROM INVESTING ACTIVITIES                  (406,802)        --
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Issuance of Common Stock                     924,757        7,250
--------------------------------------------------------------------------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                   924,757        7,250
--------------------------------------------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents       124,699      (72,292)

Cash and Cash Equivalents - Beginning of Year              (72,292)         --
--------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR                  $  52,407    $ (72,292)
--------------------------------------------------------------------------------

LEGRED GENETICS, INC.
(A MINNESOTA CORPORATION)
AND BRENT LEGRED
(A SOLE PROPRIETOR)
BRICELYN, MINNESOTA


TABLE OF CONTENTS
--------------------------------------------------------------------------------


Independent Auditors' Report                                            F-20

Combined Balance Sheets at November 1, 1999 and December 31, 1998       F-21

Combined Statements of Changes in Stockholder's /Owner's Equity
  for the Ten Months Ended November 1, 1999 and the Year Ended
  December 31, 1998                                                     F-22

Combined Statements of Operations for the Ten Months Ended
  November 1, 1999 and the Year Ended December 31,1998                  F-23

Combined Statements of Cash Flows for the Ten Months Ended
  December 31, 1999 and the Year Ended December 31,1998                 F-24

Notes to the Combined Financial Statements                          F-25 to F-27

                     INDEPENDENT AUDITORS' REPORT


To the Stockholder's of
Legred Genetics,Inc. and
The Proprietor, Brent Legred
Bricelyn, Minnesota


           We have audited the accompanying combined balance sheets of Legred Genetics, Inc. (A Minnesota Corporation) and Brent Legred (A Sole Proprietor) as of November 1, 1999 and December 31, 1998 and the related combined statements of changes in stockholder's/owner's equity, operations and cash flows for the ten months ended November 1, 1999 and the year ended December 31,1998. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Legred Genetics, Inc. and Brent Legred as of November 1, 1999 and December 31, 1998 and the combined results of their operations and their cash flows for the ten months ended November 1, 1999 and the year ended December 31, 1998, in conformity with generally accepted accounting principles.






Rotenberg & Company, LLP
Rochester, New York
  March 17, 2000

LEGRED GENETICS, INC.
(A MINNESOTA CORPORATION)
AND BRENT LEGRED
(A SOLE PROPRIETOR)
BRICELYN, MINNESOTA


COMBINED BALANCE SHEETS
--------------------------------------------------------------------------------
                                                      NOVEMBER 1,   December 31,
                                                             1999           1998
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and Cash Equivalents                                $    --      $  19,497
Accounts Receivable                                           --         19,253
Due From Stockholder                                         4,334        4,363
--------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                         4,334       43,113

PROPERTY AND EQUIPMENT - NET OF DEPRECIATION               202,762      258,143
--------------------------------------------------------------------------------


TOTAL ASSETS                                               207,096      301,256
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDER'S/OWNER'S EQUITY

CURRENT LIABILITIES
Accounts Payable                                            20,475       12,156
Note Payable                                                52,650      275,000
Accrued Expenses                                              --         11,500
--------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                   73,125      298,656


STOCKHOLDER'S/OWNER'S EQUITY
Common Stock - No Par; 1,000 Shares Authorized;
1000 Shares Issued and Outstanding                           1,000        1,000
Additional Paid-in Capital                                 422,901      132,201
Retained Earnings (Deficit)                               (289,930)    (130,601)
--------------------------------------------------------------------------------


TOTAL STOCKHOLDER'S/OWNER'S EQUITY                         133,971        2,600
--------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDER'S/OWNER'S EQUITY       $ 207,096    $ 301,256
--------------------------------------------------------------------------------





    The accompanying notes are an integral part of this financial statement.

LEGRED GENETICS, INC.
(A MINNESOTA CORPORATION)
AND BRENT LEGRED
(A SOLE PROPRIETOR)
BRICELYN, MINNESOTA



COMBINED STATEMENTS OF CHANGES IN STOCKHOLDER'S/OWNER'S EQUITY (DEFICIT)
--------------------------------------------------------------------------------
For The Year December 31, 1998 And
The Ten Months Ended November 1, 1999
                                                                       Total
                                                       Additional  Stockholder's
                                Common      Retained    Paid-in      /Owner's
                                Stock       Earnings    Capital       Equity
                                                                    (Deficit)
--------------------------------------------------------------------------------

BALANCE - JANUARY 1, 1997      $   1,000    $ (19,248)   $    --      $ (18,248)

Capital Contributions               --           --        132,201      132,201

Net Loss                            --       (111,353)        --       (111,353)
--------------------------------------------------------------------------------


BALANCE - DECEMBER 31, 1998        1,000     (130,601)     132,201        2,600

Capital Contributions               --           --        290,700      290,700


Net Loss                            --       (159,329)        --       (159,329)
--------------------------------------------------------------------------------


BALANCE - NOVEMBER 1, 1999     $   1,000    $(289,930)   $ 422,901    $ 133,971
--------------------------------------------------------------------------------


    The accompanying notes are an integral part of this financial statement.

LEGRED GENETICS, INC.
(A MINNESOTA CORPORATION)
AND BRENT LEGRED
(A SOLE PROPRIETOR)
BRICELYN, MINNESOTA

COMBINED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
                                                   TEN MONTHS          Year
                                                     ENDED             Ended
                                                  NOVEMBER, 1       December, 31
                                                      1999              1998
--------------------------------------------------------------------------------

SALES                                              $   936,001      $ 1,432,029
Other Income                                             9,660           15,255
--------------------------------------------------------------------------------
TOTAL REVENUE                                          945,661        1,447,284

Cost of Goods Sold                                     728,851        1,051,973
--------------------------------------------------------------------------------

Gross Profit                                           216,810          395,311
--------------------------------------------------------------------------------

EXPENSES
Marketing And Advertising                               31,367           60,328
General and Administrative                             253,306          384,003
Depreciation                                            55,381           50,129
Interest                                                29,765           11,500
--------------------------------------------------------------------------------

TOTAL EXPENSES                                         369,819          505,960
--------------------------------------------------------------------------------

LOSS BEFORE PROVISION FOR INCOME TAXES                (153,009)        (110,649)

Provision for Income Taxes                               6,320              704
--------------------------------------------------------------------------------

NET LOSS                                           $  (159,329)     $  (111,353)
--------------------------------------------------------------------------------

    The accompanying notes are an integral part of this financial statement.

LEGRED GENETICS, INC.
(A MINNESOTA CORPORATION)
AND BRENT LEGRED
(A SOLE PROPRIETOR)
BRICELYN, MINNESOTA


COMBINED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                                                     TEN MONTHS        Year
                                                        ENDED          Ended
                                                      NOVEMBER, 1    December,31
                                                          1999           1998
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                                 $(159,329)   $(111,353)
Adjustments to Reconcile Net Loss to
Net Cash Flows From Operating Activities:
Depreciation                                                55,381       50,129
Changes in Assets and Liabilities:
Accounts Receivable                                         19,253      (19,253)
Accounts Payable                                             8,319       (6,092)
Accrued Expenses                                           (11,500)      11,500
--------------------------------------------------------------------------------


NET CASH FLOWS FROM OPERATING ACTIVITIES                   (87,876)     (75,069)
--------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Property and Equipment                            --       (308,272)
--------------------------------------------------------------------------------

NET CASH FLOWS FROM INVESTING ACTIVITIES                      --       (308,272)
--------------------------------------------------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES
Capital Contributions                                      290,700      132,201
Repayment of Debt                                         (222,350)        --
Proceeds from Notes Payable                                   --        275,000
Due from Stockholder                                            29       (4,363)
--------------------------------------------------------------------------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                    68,379      402,838
--------------------------------------------------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents       (19,497)      19,497

Cash and Cash Equivalents - Beginning                       19,497         --
--------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - ENDING                       $    --      $  19,497
--------------------------------------------------------------------------------

    The accompanying notes are an integral part of this financial statement.

LEGRED GENETICS, INC.
(A MINNESOTA CORPORATION)
AND BRENT LEGRED
(A SOLE PROPRIETOR)
BRICELYN, MINNESOTA


NOTES TO THE COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE A -     THE COMPANIES
             Legred Genetics, Inc. was incorporated in the state of Minnesota in 1996 and is primarily engaged in the business of raising livestock for sale and genetically implanting embryos into livestock for procreation. Brent Legred is primarily engaged in raising livestock for production and for sale in the market place. Mr. Legred is a sole proprietor and has been in operation since 1991.

             On November 2, 1999, the Companies entered into an agreement with Struthers, Inc. and Legred Struthers Genetics, Inc., pursuant to which the Companies sold all of their tangible and intangible assets; including livestock, machinery and equipment, and Legred's rights under agreements with third parties (including one with Norsvin International AS, an international developer and distributor of porcine genetic materials and technology). Pursuant to the agreement Struthers is to pay Legred the sum of $1 million in cash and $4 million worth of common shares of Struthers, which the final number of shares will be determined by the market value of the Company's shares from time to time. Struthers was obligated and subsequently did build a boar stud unit and operating laboratory, the cost of which was approximately $450,000. In anticipation of the execution of the agreements in connection with this acquisition, the Company formed a wholly owned subsidiary, which was incorporated in the State of Nevada on October 21, 1999, called Legred Struthers Genetics, Inc. All of the assets sold pursuant to this acquisition were transferred into the subsidiary.

NOTE B - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES NATURE OF OPERATIONS
             The Company is an agricultural producer principally involved in the breeding and delivery of swine and swine genetics using advanced reproductive techniques throughout the industry. The Company sells primarily to producers in North America. The Company disseminates its genetics through the sale of live animals in the form of gilts, barrows, and boars; semen sales from boar studs; and embryo sales using our non-surgical "Embryo Transfer System".

             The Company maintains its corporate offices in Bricelyn, Minnesota and operates its Boar stud facility in Bricelyn, Minnesota.

             PRINCIPLES OF COMBINATION
             The combined financial statements include the accounts of Legred Genetics, Inc. and Brent Legred, a sole proprietor. The entities have been combined due to their common ownership. All significant inter-company balances and transactions have been eliminated in the combination.

             SEGMENT DATA, GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMER
             The Company, through Legred Genetics, Inc., does business primarily in North America. The Company also has an agreement with Norsvin, AS (A Norwegian Company) to sell its product line. The agreement provides for royalties of 4% to be paid to Norsvin on all sales of its product line. The duration of the agreement is for an indefinite period, but can be terminated by either party upon twelve months written notice. Sales under this agreement represented 29% and 15% of total sales for the ten months ended November 1, 1999 and the year ended December 31, 1998, respectively.
                                                                     -continued-

    The accompanying notes are an integral part of this financial statement.

LEGRED GENETICS, INC.
(A MINNESOTA CORPORATION)
AND BRENT LEGRED
(A SOLE PROPRIETOR)
BRICELYN, MINNESOTA


NOTES TO THE COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE B -     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             - CONTINUED

             CONCENTRATIONS OF CREDIT RISK
             Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits, temporary investments and accounts receivable. Cash is placed primarily in high quality short-term interest bearing financial instruments and may periodically exceed federally insured amounts. The Company performs ongoing credit evaluations of its customers' financial condition. An allowance for uncollectible accounts receivable is maintained based upon the expected collectibility of all accounts receivable.

             USE OF ESTIMATES
             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results can differ from those estimates.

             CASH AND CASH EQUIVALENTS
             Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

             PROPERTY AND EQUIPMENT
             Property and equipment are stated at cost. Breeding animals are carried at purchase costs or inventory transfer amounts equal to the lower of accumulated animals maintenance costs or market. Renewals and improvements are capitalized. Costs of maintenance and repairs that do not improve or extend asset lives are charged to expense. Depreciation is provided on the straight-line basis over the estimated productive useful lives of the assets as follows:

                        Buildings and Improvements                   10 Years
                        Machinery and Equipment                       7 Years
                        Breeding Herds                                3 Years
                        Vehicles                                      5 Years
                        Office Furniture and Fixtures                 5 Years

             LONG-LIVED ASSETS
             Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The Company evaluates any possible impairment of long-lived assets using discounted future cash flows. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

                                                                   - continued -

    The accompanying notes are an integral part of this financial statement.

LEGRED GENETICS, INC.
(A MINNESOTA CORPORATION)
AND BRENT LEGRED
(A SOLE PROPRIETOR)
BRICELYN, MINNESOTA


NOTES TO THE COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE B -     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             - CONTINUED

             INCOME TAXES
             Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. No income taxes for the sole proprietorship have been recorded in the financial statements as they are the sole responsibility of the owner.

NOTE C -     PROPERTY AND EQUIPMENT
             Property and equipment consisted of the following at November 1, 1999 and December 31, 1998:

             -------------------------------------------------------------------
                                                          1999          1998
             -------------------------------------------------------------------
             Buildings and Improvements                $ 185,144     $ 185,144
             Machinery and Equipment                     156,594       156,594
             Breeding Herds                               87,868        87,868
             Vehicles                                     24,426        24,426
             -------------------------------------------------------------------
                                                       $ 454,032     $ 454,032
             Less:  Accumulated Depreciation             251,270       195,889
             -------------------------------------------------------------------

             Net Property and Equipment                $ 202,762     $ 258,143
             -------------------------------------------------------------------

             Depreciation expense charged against operations for the ten months ended November 1, 1999 and the year ended December 31, amounted to $55,381 and $50,129, respectively.

NOTE D -     NOTE PAYABLE
             The companies have available two lines of credit with a maximum borrowing base of $2,000,000. The lines bear interest at the rates of 9.5% and 10% per annum and are secured by the general assets of the company.

NOTE E -     PROVISION FOR TAXES
             The provision for income taxes is attributable to for the ten months ended November 1, 1999 and the year ended December 31, 1998:

             -------------------------------------------------------------------
                                                              1999        1998
             -------------------------------------------------------------------

             Loss Before Provision for Income Taxes       $(209,009)  $(110,649)
             -------------------------------------------------------------------

             State Income Tax                              $ 1,898      $  704
             -------------------------------------------------------------------

             Federal Income Taxes                          $ 4,422       $  --
             -------------------------------------------------------------------

    The accompanying notes are an integral part of this financial statement.

EXHIBIT NO.    DESCRIPTION


3.1            Articles of Incorporation of Latitude Network, Inc.

3.2            Amended Articles of Incorporation of Latitude network, Inc.

3.3            Amended Articles of Incorporation of Orbis Development, Inc.

3.4            Amended Articles of Incorporation of Struthers, Inc.

3.5            By-Laws of Struthers, Inc.

4              See Exhibit 3.4 filed herewith for rights of security holders..

10.1 Agreement dated November 2, 1999 among Struthers, Inc., Legred Genetics, Inc., Legred Genetics, and Brent Legred
               (with exhibits).

10.2 Assignment and Assumption of Lease between Struthers, Inc. and Legred Struthers Genetics, Inc.

21.1 Certificate of Incorporation of Legred Struthers Genetics, Inc., a subsidiary of Registrant.

21.2           Amended Articles of Incorporation of Legred Struthers Genetics,
               Inc.






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